Laurier International Inc.
                             101-1870 Parkinson Way
                               Kelowna, BC V1Y 8C9
                                     Canada
                                  250-712-9354
                                250-712-9364 fax

August 22, 2006


United States
Security & Exchange Commission
Washington, D.C. 20549
Attn:  Theresa A. Messinese

Dear Ms. Messinese,

In response to your letter dated August 7, 2006, we have the following responses to your comments:

Form 8-K filed August 4, 2006

1. Please amend your Form 8-K to state whether during the registrant's two most recent fiscal years and any subsequent interim period preceding such resignation, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report. See Item 304(a)(1)(iv) of Regulation S-K.

Answer:

The Company has amended the Form 8-K to include the subsequent interim period of June 30, 2006 preceding the resignation.

The company acknowledges that:

     * The company is responsible for the adequacy and accuracy of the disclosure in the filing:

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ John Bracey
-----------------------
President